CUSIP No. 82554T 10 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

SHUAIYI INTERNATIONAL NEW RESOURCES DEVELOPMENT INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

82554T 10 4
(CUSIP Number)

Jinbo Cao 7/F Jinhua Mansion 41 Hanguang Street Nangang District, Harbin, 150080 People’s Republic of China (86) 451-82287746

copies to:

Scott C. Kline Pillsbury Winthrop Shaw Pittman LLP 50 Fremont Street San Francisco, California 94105-2228 (415) 983-1523
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82554T 10 4

1.	NAMES OF REPORTING PERSONS NEW ZEALAND WAYNE'S INVESTMENT HOLDINGS CO., LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,949,424
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,949,424
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,949,424
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9% (1)
14.	TYPE OF REPORTING PERSON CO

(1) A total of 12,797,728 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 29, 2009.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

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CUSIP No. 82554T 10 4

1.	NAMES OF REPORTING PERSONS JINBO CAO
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW ZEALAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,949,424 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,949,424 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,949,424 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.9%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 8,949,424 shares held by New Zealand WAYNE’s Investment Holdings Co., Ltd., a British Virgin Islands company, which is beneficially owned and controlled by Mr. Cao, its sole shareholder.  Mr. Cao expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2) A total of 12,797,728 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 29, 2009.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

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CUSIP No. 82554T 10 4

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Shuaiyi International New Resources Development Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices at located at 7/F Jinhua Mansion, 41 Hanguang Street, Nangang District, Harbin 150080, People’s Republic of China.

Item 2. Identity and Background.

(a)

The persons filing this Statement are Mr. Jinbo Cao, a natural person, and New Zealand WAYNE’s Investment Holdings Co., Ltd., a British Virgin Islands limited company (“WAYNE’s,” and together with Mr. Cao, the “Reporting Persons”).

(b)

The business address of Mr. Cao is 4/F, Yushan Plaza No.51 Yushan Road Harbin, China, 150090 and WAYNE’s principal office is located at 4/F, Yushan Plaza No.51 Yushan Road Harbin, China, 150090.

(c)

The principal occupation of Mr. Cao is Chief Executive Officer of WAYNE’s and his principal office is located at 4/F, Yushan Plaza No.51 Yushan Road Harbin, China, 150090. WAYNE’s is a holding company and it’s principal business is to hold, transact or otherwise deal in the securities of the Issuer. WAYNE’s is owned and controlled by Mr. Cao.

(d)-(e)

During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Cao is a citizen of New Zealand.

Item 3. Source and Amount of Funds or Other Consideration.

WAYNE’s received the securities covered by this statement pursuant to that certain Share Exchange Agreement, dated December 23, 2008, by and among the Issuer, New Zealand WAYNE’s New Resources Development Co., Ltd., a British Virgin Islands company (“New Resources”), New Resources’ subsidiaries, Heilongjiang Shuaiyi New Energy Development Co., Ltd., Daqing Shuaiyi Biotech Co., Ltd. and Harbin Shuaiyi Green & Specialty Food Trading LLC, and WAYNE’s, as the sole shareholder of New Resources (“Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all of the capital stock of New Resources held by WAYNE’s was exchanged for 689,390 shares of the Series A Voting Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) of the Issuer. Immediately following closing of the Share Exchange Agreement on December 23, 2008, WAYNE’s transferred 176,529 of the 689,390 shares issued to it to 14 individuals and entities. The remaining 512,861 shares of the Issuer’s Series A Preferred Stock held by WAYNE’s were subsequently converted into 8,949,424 shares of the Issuer’s Common Stock on May 29, 2009.

Mr. Cao is the sole shareholder of WAYNE’s and may be deemed to be the beneficial owner of the shares held by it. Mr. Cao expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

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CUSIP No. 82554T 10 4

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Issuer’s Common Stock pursuant to the Share Exchange Agreement and simultaneous transfer as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer’s board of directors which were more fully described in the current report on Form 8-K filed by the Issuer on December 31, 2008 (the “Form 8-K”).

Except as set forth in this Schedule 13D and the Form 8-K, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Cao beneficially owns and controls the 8,949,424 shares of the Issuer’s Common Stock held by WAYNE’s, representing 69.9% of the outstanding shares of the Issuer’s Common Stock (based on 12,797,728 shares of Common Stock outstanding as of May 29, 2009). Mr. Cao owns and controls the shares held by WAYNE’s because he is WAYNE’s only shareholder. Mr. Cao expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b)

Mr. Cao has sole voting and dispositive power over the 8,949,42 shares of the Issuer’s Common Stock that are directly and beneficially owned by WAYNE’s. Mr. Cao does not own any other securities of the Issuer.

(c)

Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)

No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Share Exchange Agreement, dated December 23, 2008, among the Issuer, New Zealand WAYNE’s New Resources Development Co., Ltd., Heilongjiang Shuaiyi New Energy Development Co., Ltd., Daqing Shuaiyi Biotech Co., Ltd., Harbin Shuaiyi Green & Specialty Food Trading LLC and New Zealand WAYNE’s Investment Holdings Co., Ltd. [incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 31, 2008].

Exhibit 2	Joint Filing Agreement between Mr. Jinbo Cao and New Zealand WAYNE’s Investment Holdings Co., Ltd.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2009

NEW ZEALAND WAYNE’S INVESTMENT HOLDINGS CO., LTD. By: /s/ Libo Ma Name: Libo Ma Title: Director /s/ Jinbo Cao Jinbo Cao

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